02053079

UF 12-6-02

[...]S AND EXCHANGE COMMISSION
[...]INGTON, D.C. 20549

SEC MAIL RECEIVED PROCESSING
DEC - 2 2002
WASH. DC 154 SECTION

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

SEC FILE NO.
8-3150

FV 12/6/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sweney Cartwright & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

17 S. High Street, Suite 300
(No. and Street)

Columbus	OH	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brown — 614-228-5391
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

100 E. Broad Street	Columbus	OH	43215
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

00 12-10

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, David Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Co. as of September 30, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David E. Brown
Signature

SECRETARY / TREASURER
Title

NOTARIAL SEAL — STATE OF OHIO

LAURA L. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 03-16-04

Laura L. Chapman

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & COMPANY

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
September 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Shareholders of
Sweney Cartwright & Co.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Sweney Cartwright & Co. (the "Company") at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 14, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 15, 2002

Sweney Cartwright & Company

Statement of Financial Condition
September 30, 2002

Assets	
Cash and cash equivalents	$ 437,262
Cash segregated in special reserve account	280,000
Deposits with clearing organizations	220,017
Receivable from customers	4,057,569
Notes receivable	2,386
Accrued interest and dividends receivable	36,851
Trading securities owned, at market value:	
Obligations of the U.S. Government and agencies	3,980
State and municipal obligations	1,696,895
Corporate equity securities	1,498,742
Corporate fixed income securities	409,140
Furniture and equipment, at cost, net of $507,771 accumulated depreciation	74,985
Deferred income taxes, net	6,308
Other assets	228,500
Total assets	$ 8,952,635
Liabilities and Shareholders' Equity	
Liabilities	
Trading securities sold, not yet purchased, at market value	$ 5,810
Payable to customers	4,251,386
Payable to clearing organizations	23,371
Accrued liabilities	181,529
Other liabilities	1,299
Total liabilities	4,463,395
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 37,072 shares	
Par value: $.50 per share	18,536
Additional paid-in capital	40,640
Retained earnings	4,430,064
Total stockholders' equity	4,489,240
Total liabilities and stockholders' equity	$ 8,952,635

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Operations
For the Year Ended September 30, 2002

Revenues	
Net trading gains	$ 2,069,023
Commissions	251,322
Interest and dividends	216,756
Underwriting profit	38,489
	2,575,590
Operating expenses	
Compensation and commissions	1,706,346
Custody & clearing charges	118,759
Service charges	186,241
Rent and office operations	163,203
Communications	58,800
Interest	9,339
Other	237,355
	2,480,043
Income before income taxes	95,547
Income tax benefit	(42,868)
Net income	$ 138,415

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances, September 30, 2001	37,072	$ 18,536	$ 40,640	$ 4,291,649	$ 4,350,825
Net income	-	-	-	138,415	138,415
Balances, September 30, 2002	37,072	$ 18,536	$ 40,640	$ 4,430,064	$ 4,489,240

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities	
Net income	$ 138,415
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	33,850
Deferred income tax	(10,115)
Changes in assets and liabilities:	
Segregated cash	70,851
Receivable from brokers and dealers	69,875
Receivable from customers	(2,625,120)
Income tax receivable	37,649
Accrued interest and dividends receivable	18,504
Securities owned	10,230
Issuance of notes receivable	(2,386)
Other assets	(189,188)
Payable to brokers and dealers	(218,355)
Payable to customers	3,380,341
Payable to clearing organization	(6,711)
Deposits with clearing organizations	(75,000)
Accrued liabilities	10,096
Trading securities sold, not yet purchased	5,810
Other liabilities	(38,687)
Net cash provided by operating activities	610,059
Cash Flows from investing activities	
Purchase of furniture and equipment	(27,000)
Net cash used in investing activities	(27,000)
Cash flows from financing activities	
Borrowings on line-of-credit agreement	23,530,000
Repayments on line-of-credit agreement	(23,775,000)
Net cash used in financing activities	(245,000)
Net increase in cash and cash equivalents	338,059
Cash and cash equivalents at beginning of year	99,203
Cash and cash equivalents at end of year	$ 437,262
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 9,339
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

1. Description and Accounting Policies

Sweney Cartwright & Company (the "Company") is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions

The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Customers' securities transactions (where the Company serves as an agent) with the related commission income and expenses are also reported on a trade date basis.

Trading securities owned and trading securities sold, but not yet purchased are stated at market value. The Company marks securities to market and includes resulting unrealized gains and losses in net trading gains. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits

Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the double-declining-balance method over estimated useful lives of five to ten years. Depreciation expense in fiscal year 2002 was $33,850.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

The temporary differences which comprise deferred income tax assets and liabilities are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their nature, approximate fair value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash Segregated Under Federal Regulations

Cash of $280,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

3. Receivable From and Payable to Customers

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend credit to its customers; therefore, there are no margin transactions, and no reserve is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Lines of Credit

During the year ended September 30, 2002, the Company maintained unsecured demand lines of credit totaling $7,500,000. The interest rate, based on libor plus 2.0%, was 3.8% at September 30, 2002. At September 30, 2002, the Company had no outstanding balance on the lines of credit.

5. Income Taxes

The total income tax benefit of $42,868 represents refunds received during the year for AMT credits and changes in deferred taxes. The effective income tax rate differs from the statutory rate principally due to tax-exempt interest income.

Current:		
Federal	$	(32,772)
Deferred		
federal		(10,096)
	$	(42,868)

6. Commitments and Contingencies

The Company has a stock repurchase agreement with its stockholders which requires the Company to purchase its common stock upon notice from an individual stockholder if the other shareholders do not elect to purchase the stock. The stock would be purchased by the Company at book value. The Company did not purchase or retire shares of its common stock during 2002.

At September 30, 2002 the Company had outstanding when issued commitments to purchase municipal bonds from customers and dealers and commitments from other investors to purchase these bonds upon issuance.

7. Operating Leases

The Company leases its offices under a lease expiring December 31, 2003. Future minimum lease payments under this operating lease are as follows:

Fiscal Year		
2003	$	85,654
2004		18,812
	$	104,466

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts.

Total office and equipment lease expenses were $127,204 for the year ended September 30, 2002.

8. Off-Balance Sheet Risk

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

9. Employee Retirement Plan

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The amount of the annual matching employer contribution is determined by the Company's Board of Directors, subject to Department of Labor and Internal Revenue Service limitations. The Company's contribution to the Plan for fiscal year 2002 was $27,390.

10. Net Capital Requirements

The Company is subject to the "Uniform Net Capital Rule" 15c3-1 of the SEC, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the rule. At September 30, 2002, the Company had net capital of $3,206,458, which was $2,908,898 in excess of its required minimum net capital of $297,560. The Company's percentage of aggregate indebtedness to net capital was 139%.

Supplemental Schedules

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2002

Net capital:	
Total stockholders' equity	$ 4,489,240
Deduct, stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	4,489,240
Additions:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits:	
Deferred income taxes, net	(6,308)
Total capital and allowable subordinated liabilities	4,482,932
Deductions and/or charges:	
Nonallowable assets	
Exchange memberships	(3,500)
Furniture, equipment, and leasehold improvements	(74,985)
Other assets	(2,386)
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Unsecured accounts	(2,022)
Aged fails-to-deliver	
Number of items—none	
Aged short security differences	
Number of items—none	
Secured demand note deficiency	
Commodity futures contracts and spot commodities—proprietary capital charges	
Other deductions and/or charges	(225,000)
Net capital before haircuts on securities positions	4,175,039

Continued

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Continued
For the Year Ended September 30, 2002

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Contractual securities commitments	
Deficit in securities collateralizing secured demand notes	
Trading and investment securities	
Bankers' acceptances, certificates of deposit, and commercial paper	
U.S. and Canadian government obligations	$ -
State and municipal obligations	(206,554)
Corporate obligations	(104,652)
Stocks and warrants	(657,375)
Options	
Arbitrage	
Other securities	
Undue concentrations	
Other	
Net capital	$ 3,206,458
Aggregate indebtedness	
Included in statement of financial condition:	
Payable to clearing organizations	$ 23,371
Payable to non-related customers	4,251,386
Accounts payable and accrued expenses or liabilities included in aggregate indebtedness	188,638
Total aggregate indebtedness included in statement of financial condition	4,463,395
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 4,463,395

Continued

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Continued
For the Year Ended September 30, 2002

Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 297,560
Excess net capital	$ 2,908,898
Excess net capital at 1000%	$ 2,760,118
Percentage of aggregate indebtedness to net capital	139%

Reconciliation With Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended September 30, 2002)

Net capital, as reported in Company's unaudited Part II Focus report	$ 3,283,410
Audit adjustments*	(76,952)
Net capital, per above computation	$ 3,206,458

*Audit adjustements relate to accrual and tax asset/liability adjustments

Sweney Cartwright & Company

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended September 30, 2002

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the frames specified under Rule 15c3-3):	None
A. Number of items	None
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	None
A. Number of items	None

Sweney Cartwright & Company

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended September 30, 2002

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 354,285
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts which are attributable to principal sales to customers	5,810
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	$ 360,095
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	25,044
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	
Gross debit items	25,044
Less 1% charge	(250)
Total debit items	24,794
Reserve computation	
Excess total credits over total debits	$ 335,301
Required deposit	$ 352,066
Total cash or qualified securities held in a "Special Reserve Bank Account"	
At September 30, 2002	$ 280,000
At October 2, 2002	$ 420,000
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002)	
Required deposit as reported in Company's Part II FOCUS report	$ 381,261
Audit Adjustments *	(29,195)
Required deposit per above computation	$ 352,066

*Adjustments relate principally to the improper recording of failed trade transactions.

SWENEY CARTWRIGHT & COMPANY

Independent Auditors' Report on the Internal Controls Required by Securities and Exchange Commission Rule 17A-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholders of
Sweney Cartwright & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Sweney Cartwright & Co. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC,") we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g,) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 15, 2002